

April 29, 2015

Via E-mail
Mr. Glenn A. Eisenberg
Chief Financial Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC   27215

Re: Laboratory Corporation of America Holdings
Form 10-K for the Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-11353

Dear Mr. Eisenberg:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia. L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining